# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bitcoin Depot Inc., CIK 0001901799
CUSIP: 09174P105
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 3343 Peachtree Road NE, Suite 750, Atlanta, Georgia (GA), 30326
Date of event which requires filing of this statement: 05/30/2025
Filed by CIK 0001952409
Persons authorized to receive notices and communications: Bitcoin Depot Inc., 3343 Peachtree Road NE, Suite 750, Atlanta, Georgia (GA), 30326, (687) 435-9604

## Reporting persons
- Brandon Mintz (CIK 0001952409): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 142,973; shared voting power 411,930,240; sole dispositive power 142,973; shared dispositive power 411,930,240; aggregate amount beneficially owned 412,073,213 (94.59% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Name of issuer: Bitcoin Depot Inc.
Address of issuer's principal executive offices: 3343 Peachtree Road NE, Suite 750, Atlanta, Georgia (GA), 30326

## Item 2. Identity and Background
Name of person filing: Brandon Mintz
Residence or business address: 3343 Peachtree Road NE, Suite 750, Atlanta, Georgia 30326
Present principal occupation or employment: Chief Executive Officer and Chairman of Bitcoin Depot Inc.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were acquired in connection with the UP-C unwind transaction completed on May 30, 2025 (the "Restructuring Transaction"). Pursuant to the Agreement and Plan of Merger dated May 30, 2025, BT Assets, Inc., a wholly owned subsidiary of the Company controlled by Brandon Mintz, merged with a subsidiary of the Company in exchange for 41,193,024 shares of the Company's Class M Common Stock. No cash consideration was paid in connection with this transaction.

The Restructuring Transaction represents a corporate restructuring designed to simplify the Company's organizational structure by eliminating the umbrella partnership C-corporation (aka "UP-C") structure and converting the Company to a more traditional corporate structure.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Restructuring Transaction was undertaken to simplify the Company's corporate structure and eliminate the complexities associated with the UP-C structure. The transaction is expected to result in operational and tax efficiencies, including the elimination of the Tax Receivable Agreement liability.

Except as set forth herein, the Reporting Persons do not have any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer's business or corporate structure;
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 30, 2025, Brandon Mintz may be deemed to beneficially own an aggregate of 412,073,213 shares representing voting power with respect to the Company's outstanding voting securities, representing approximately 94.59% of the total voting power of the Company's outstanding voting securities.
Number of shares as to which each person has sole or shared power to vote or dispose: Brandon Mintz has sole voting power with respect to 142,973 shares of Class A Common Stock and shared voting power with respect to 411,930,240 votes represented by 41,193,024 shares of Class M Common Stock (each share of Class M Common Stock is entitled to ten votes per share).
Transactions in the class effected during the past sixty days: Brandon Mintz has sole dispositive power with respect to 142,973 shares of Class A Common Stock and shared dispositive power with respect to 41,193,024 shares of Class M Common Stock representing 411,930,240 votes.
Other persons with the right to receive dividends or sale proceeds: The Class M Common Stock was acquired on May 30, 2025, in connection with the Restructuring Transaction described in Item 3 above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: All shares reported herein carry full rights to receive dividends and other distributions with respect to such shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Joint Filing Agreement
The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Contingent Equity Rights Agreement
In connection with the Restructuring Transaction, the Company and Brandon Mintz entered into a Contingent Equity Rights Agreement providing for the issuance of up to 15,000,000 additional shares of Class A Common Stock based on the achievement of certain stock price milestones over a seven to ten-year period following the Restructuring Transaction.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated as of May 30, 2025, by and among Brandon Mintz, BD Investment Holdings LLC and BD Investment Holdings II LLC.
Exhibit 2: Agreement and Plan of Merger, dated May 30, 2025.
Exhibit 3: Power of Attorney.

## Signatures
- Brandon Mintz: /s/ Brandon Mintz, Brandon Mintz, Chief Executive Officer, Bitcoin Depot Inc. (06/11/2025)